Exhibit 99.2

Sinovac Receives Beijing CDC Tender to Supply Seasonal Flu Vaccine Anflu

BEIJING, July 23, 2014 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, announced today that it has been selected by the Beijing Centers for Disease Control and Prevention ("Beijing CDC") to be a supplier of the seasonal influenza vaccine to the citizens of Beijing for 2014.

The Beijing CDC plans to order a minimum of 1.2 million doses of the seasonal flu vaccine this year from four domestic vaccine manufacturers for its vaccination campaign. Each manufacturer has agreed to supply no less than 300,000 doses. If required by the government, Sinovac may deliver additional vaccines. The exact quantity of doses to be ordered will depend on demand during the flu season. In 2013, Sinovac supplied approximately 400,000 doses of Anflu for the influenza vaccination campaign in Beijing. During last year's campaign, the Beijing CDC administered a total of approximately 1.49 million doses for free to its target population. The Company expects to begin delivering the vaccines in the third quarter of 2014.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "We are pleased to be selected once again by the CDC to supply seasonal flu vaccines for Beijing citizens. This vaccination campaign is an important step in protecting geriatric and school-age populations from influenza."

The Beijing CDC began purchasing seasonal flu vaccines in 2007 to prevent and control the spread of influenza among populations most susceptible to complications from the virus. Each year, the Beijing CDC evaluates potential suppliers on product quality, service and price, among other factors.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps, as well as animal rabies vaccine for canines. The Company filed a new drug application for enterovirus 71 (against hand, foot and mouth disease) with China Food & Drug Administration. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for pneumococcal polysaccharides, pneumococcal conjugate, varicella, and sIPV. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines. Sinovac has also been granted a license to commercialize seasonal flu vaccine in Mexico and hepatitis A vaccine in Chile.

Contact

Sinovac Biotech Ltd.

Helen Yang / Chris Lee

Tel: +86-10-8279-9659 / 9696

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S: 1-646-308-1707

Email: william.zima@icrinc.com